Exhibit 99.1

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars, except for share data, or otherwise noted)

	As of
	December 31, 2025	June 30, 2026
ASSETS
CURRENT ASSETS
Cash	$178,321	$138,551
Restricted cash	387,496	150,532
Accounts receivable, net-current	42,528,919	30,681,684
Inventories	1,085,783	1,033,394
Prepayments, net	10,545,465	12,821,095
Deposits and other assets, net	240,547	258,643
Due from related parties	2,987	2,942
Total Current Assets	54,969,518	45,086,841
NON-CURRENT ASSETS
Property and equipment, net	6,370,900	5,936,854
Intangible assets, net	8,626	4,446
Deferred tax assets	762,289	930,347
Right-of-use assets	175,160	234,882
Goodwill	60,303	62,158
Accounts receivable, net-non current	—	13,688,592
Prepayments – non current	7,113,014	7,657,156
Deposits and other assets – non current	241,205	248,627
Total Non-Current Assets	14,731,497	28,763,062
Total Assets	$69,701,015	$73,849,903
CURRENT LIABILITIES
Short-term bank loans	10,431,850	10,760,200
Tax payables	3,098,410	3,494,455
Salaries and benefits payable	678,214	921,635
Contract liability	793,412	2,443,962
Short-term lease liabilities	115,031	141,893
Accounts payable	1,805,042	1,341,382
Amounts due to a related party	4,888,289	3,540,857
Accrued listing expenses payable	5,163,238	5,152,682
Accrued expenses and other payables	2,744,302	3,777,781
Deferred tax liabilities	8,758	6,500
Long-term loan – current portion	2,637,036	3,320,980
Total Current Liabilities	32,363,582	34,902,327
NON-CURRENT LIABILITIES
Long-term lease liabilities	27,637	47,256
Long-term loan – non current	6,086,254	4,274,600
Total Non-Current Liabilities	6,113,891	4,321,856
Total Liabilities	$38,477,473	$39,224,183
Equity
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; 290,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026	29	29
Ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 40,979,382 shares issued,30,752,370 shares outstanding as of December 31, 2025; 42,208,763 shares issued, 32,002,370 shares outstanding as of June 30, 2026	3,075	3,200
Additional paid-in capital	28,658,524	30,941,899
Statutory reserve	4,593,312	4,593,955
Accumulated deficits	(515,415)	(480,653)
Accumulated other comprehensive loss	(1,371,894)	(277,656)
Total Baird Medical Investment Holdings Limited’s Shareholders’ Equity	31,367,631	34,780,774
Non-controlling interests	(144,089)	(155,054)
Total Liabilities and Equity	$69,701,015	$73,849,903

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS/INCOME

(All amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
Revenues	$7,959,494	$9,915,407
Cost of revenues	(1,424,240)	(1,291,612)
Gross profit	6,535,254	8,623,795
Operating expenses:
Selling and marketing expenses	(1,127,725)	(2,984,101)
General and administrative expenses	(8,677,640)	(3,400,975)
Research and development expenses	(7,180,293)	(1,391,913)
Total operating expenses	(16,985,658)	(7,776,989)
(Loss) income from operations	(10,450,404)	846,806
Interest expense	(358,215)	(334,689)
Interest income	762	23,417
Subsidy income	56,968	8,941
Other (expenses)/income, net	(49,107)	29,771
(Loss)/income before income tax	(10,799,996)	574,246
Income tax provision	(559,131)	(560,747)
Net (Loss)/income	(11,359,127)	13,499
Less: Net loss attributable to non-controlling interests	(65,232)	(21,906)
Net (loss)/ income attributable to Baird Medical Investment Holdings Limited’s shareholders	(11,293,895)	35,405
Other comprehensive (loss)/ income
Foreign currency translation adjustment	893,939	1,105,179
Total comprehensive (loss)/ income	(10,465,188)	1,118,678
Non-controlling interests	(65,232)	(10,965)
Comprehensive (loss)/ income attributable to Baird Medical Investment Holdings Limited’s shareholders	$(10,399,956)	$1,129,643
Net loss per share, basic	$(0.43)	$(0.002)
Net loss per share, diluted	$(0.43)	$(0.002)
Weighted average number of shares-basic	26,402,382	31,330,271
Weighted average number of shares-diluted	26,402,382	31,330,271
Stock-based compensation expenses included in
General and administrative expenses	$6,328,781	$2,385,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for share data, or otherwise noted)

								Accumulated
					Additional			other	Total	Non-
	Preferred shares		Ordinary shares		paid-in	Statutory	Retained	comprehensive	shareholder’s	controlling
	Shares	Amounts	Shares	Amounts	capital	reserve	earnings	loss	equity	interests	Total equity
Balance at December 31, 2024	290,000	$29	25,555,096	$2,556	$11,441,712	$4,591,151	$26,764,751	$(3,141,061)	$39,659,138	$101,340	$39,760,478
Net loss	—	—	—	—	—	—	(11,293,895)	—	(11,293,895)	(65,232)	(11,359,127)
Stock-based compensation to individuals	—	—	363,745	36	2,134,783	—	—	—	2,134,819	—	2,134,819
Share issuance to third-party companies	—	—	633,529	63	4,193,899	—	—	—	4,193,962	—	4,193,962
Appropriation of statutory reserve	—	—	—	—	—	20,136	(20,136)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	893,939	893,939	—	893,939
Balance at June 30, 2025	290,000	$29	26,552,370	$2,655	$17,770,394	$4,611,287	$15,450,720	$(2,247,122)	$35,587,963	$36,108	$35,624,071

								Accumulated
					Additional			other	Total	Non-
	Preferred shares		Ordinary shares		paid-in	Statutory	Accumulated	comprehensive	shareholder’s	controlling
	Shares	Amounts	Shares	Amounts	capital	reserve	deficits	loss	equity	interests	Total equity
Balance at December 31, 2025	290,000	$29	30,752,370	$3,075	$28,658,524	$4,593,312	$(515,415)	$(1,371,894)	$31,367,631	$(144,089)	$31,223,542
Net income	—	—	—	—	—	—	35,405	—	35,405	(21,906)	13,499
Stock-based compensation to individuals	—	—	1,250,000	125	2,384,875	—	—	—	2,385,000	—	2,385,000
Accrual of PIPE dividend	—	—	—	—	(101,500)	—	—	—	(101,500)	—	(101,500)
Appropriation of statutory reserve	—	—	—	—	—	643	(643)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,094,238	1,094,238	10,941	1,105,179
Balance at June 30, 2026	290,000	$29	32,002,370	$3,200	$30,941,899	$4,593,955	$(480,653)	$(277,656)	$34,780,774	$(155,054)	$34,625,720

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash (used in)/provided by operating activities	$(3,034,877)	$2,455,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	(44,610)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	9,646,105	7,722,100
Repayments of short-term bank loans	(12,135,200)	(7,714,815)
Proceeds from long-term loan	4,963,986	—
Payment of long-term loan	(999,133)	(1,380,017)
Proceeds of Interest-free advances for operation from related parties	678,431	179,201
Repayment of Interest-free advances for operation to a related party	(117,905)	(1,659,767)
Net cash provided by/(used in) financing activities	2,036,285	(2,853,298)
Effect of exchange rate changes	244,495	121,564
Net change in Cash and restricted cash	(798,707)	(276,734)
Cash and restricted cash at beginning of period	$2,970,199	$565,817
Cash and restricted cash at end of the period	$2,171,492	$289,083
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$632,467	$130,821
Cash paid for interest	$358,215	$334,689
SUPPLEMENTAL DISCLOSURE OF NONCASH FLOW INFORMATION:
Listing expense paid by a related party	159,158	—
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$109,064

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Baird Medical Investment Holdings Limited (“PubCo”, “Baird Medical” or “the Company”) was incorporated as a private company under the laws of Cayman Island on June 16, 2023.

The principal business activities of the Company and its subsidiaries are to engage in research and development, manufacture and sales of microwave ablation (“MWA”) and other medical devices. During the first half of fiscal year 2026, the Company successfully launched a new strategic business initiative: the out-licensing of its proprietary microwave ablation technology to qualified third-party licensees. The Company lawfully owns and maintains full intellectual property rights in its microwave ablation equipment and microwave ablation needles, including patents, technical know-how, product technical requirements, design documentation, software source code, and complete regulatory registration dossiers. These assets, which have received NMPA Class III medical device certification in the PRC, represent a mature and clinically validated technology platform with demonstrated safety and efficacy in the minimally invasive treatment of tumors, including thyroid nodules, liver cancer, lung cancer, and breast lumps.

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Shareholders	% of Equity Ownership	Principal Activities
Betters Medical NewCo, LLC (“NewCo”)	June 17, 2024 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
ExcelFin Acquisition Corp. (“SPAC” or “ExcelFin”)	March 15, 2021 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
Baird Medical LLC	November 29, 2023	Delaware (US)	PubCo	100%	Sales of MWA medical devices
Tycoon Choice Global Limited (“Tycoon”)	January 8, 2021	BVI	PubCo	100%	Holding
Baide Medical Investment Company Limited (“Baide HK”)	January 29, 2021	Hong Kong	Tycoon	100%	Holding
Baide (Guangdong) Capital Management Company Limited (“Baide Capital”)	March 3, 2021	The PRC	Baide HK	100%	Sales of MWA medical devices and investment holding
Guangzhou Dedao Capital Management Company Limited (“Dedao”)	March 4, 2021	The PRC	Baide Capital	99%	Holding
Guangzhou Baihui Corporate Management Company Limited (“Baihui”)	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Zhengde Corporate Management Company Limited	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Yide Capital Management Company Limited	December 10, 2020	The PRC	Dedao	99%	Holding
Baide (Suzhou) Medical Company Limited (“Baide Suzhou”)	June 5, 2012	The PRC	Zhengde Yide, and Baihui	99%	Research and development, sales of MWA and other medical devices and investment holding
Henan Ruide Medical Instrument Company Limited	July 6, 2018	The PRC	Baide Suzhou	99%	Sales of MWA and other medical devices
Nanjing Changcheng Medical Equipment Company Limited (“Nanjing Changcheng”)	January 28, 2016	The PRC	Baide Suzhou	99%	Research and development, manufacture and sales of MWA and other medical devices
Guizhou Baiyuan Medical Company Limited	September 21, 2017	The PRC	Baide Suzhou	99%	Sales of other medical devices
Guoke Baide (Guangdong) Medical Company Limited (“Guoke Baide”)	July 5, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices

Nanjing Baide Micro Medical Technology Co., Ltd	November 26, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Ruikeen Biological Technology (Guangzhou) Company Limited (“Ruikeen Guangzhou”)	July 17, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Guangzhou Fangda Medical Technology Company Limited	December 22, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Junde (Guangzhou) Medical Technology Company Limited	November 14, 2022	The PRC	Guoke Baide	99%	Sales of MWA medical devices
Shengde (Guangzhou) Medical Technology Company Limited	November 29, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Suzhou Kangchuang Medical Company Limited	December 6, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Hainan Haike Baide Medical Company Limited	July 4,2024	The PRC	Baide Suzhou	100%	Sales of MWA medical devices

Note：Guizhou Baiyuan Medical Company Limited and Suzhou Kangchuang Medical Company Limited completed the liquidation procedures in the first half of 2025.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the rules and regulations of the Securities and Exchange Commission (“SEC”), which requires the Company to make judgments, estimates and assumptions that affect reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past three years, the Company continually evaluates these estimates and assumptions based on the most recently available information, the Company’s own historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from expectations as a result of changes in the Company’s estimates.

The Company believes that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies the Company believe are the most critical to understanding and evaluating the Company’s consolidated financial condition and results of operations.

Basis of presentation and principles of consolidation

These unaudited condensed consolidated financial statements for the six months ended June 30, 2026 have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission pertaining to interim financial statements. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 24, 2025, as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on July 27, 2026, from which the accompanying condensed consolidated balance sheet at December 31, 2025 was derived. In the opinion of management, all adjustments considered necessary for a fair presentation of the interim financial information have been included and are of a normal recurring nature.

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. Inter-company transactions and balances between group companies together with unrealized profits arising from inter-company transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from inter-company transactions are also eliminated unless the transaction provides evidence of impairment on the asset transferred, in which case the loss is recognized in consolidated profit or loss.

Going Concern Assessment

As of June 30, 2026, the Company had cash of US$0.1 million and restricted cash of US$0.2 million. The Company had positive working capital as of both December 31, 2025 and June 30, 2026. Working capital was US$22.6 million and US$10.2 million as of December 31, 2025 and June 30, 2026, respectively.

The Company recorded a net income of US$13,499 for the six months ended June 30, 2026. The Company recorded a net loss of US$11.4 million for the six months ended June 30, 2025, including net loss attributable to controlling shareholders of US$11.3 million.

Net cash used in operating activities were US$3.0 million and net cash generated from operating activities of US$2.5 million for the six months ended June 30, 2025 and 2026, respectively.

Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from banks or investors to fund its operations and business development. It’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes reducing the fixed labor cost, pursuing cooperation opportunities and potential financing to improve its cash flow from operations and financing. To alleviate short-term liquidity pressure and demonstrate commitment to our financial stability, Betters Medical Investment Holdings Limited, the related party of the Company, together with Haimei Wu, the Chairwoman of the Board of Directors and Chief Executive Officer of the Company, provided it with an executed letter of continuing financial support. Haimei Wu is able to provide financial support of US$2.0 million, supported by properties owned by Ms. Wu, as necessary to enable it to meet its obligations as they become due for a period of at least twelve months from the date the financial statements are issued. Betters Medical Investment Holdings Limited confirmed that payables due to it will not be required to be repaid within the next twelve months from the date the financial statements are issued. The Company considered this financial support and non-demand confirmation in assessing its liquidity and its ability to meet obligations as they become due.

In September 2026, the Company is offering, through the prospectus supplement and the accompanying prospectus filed on September 24, 2026, (i) US$4,347,826 senior 8% original issue discount convertible promissory Note (the “Note”), (ii) ordinary shares, par value US$0.0001 per share, issuable from time to time upon conversion under the Note, and (iii) up to additional 110,070 ordinary shares as additional shares for the issuance of the Note. The Note carry an 8% original issue discount, and have a term of 12 months from the issuance date. No interest accrues during the term of the Note unless an event of default occurs, in which case interest will accrue at a rate of 15% per annum or, if less, the highest amount permitted by law. The Company received approximately US$4 million in financing proceeds on September 8, 2026.

Based on the factors including its cash and restricted cash position, positive working capital, the nature of the Company recorded a net income for the six months ended June 30, 2026, a significant turnaround from the substantial net loss recorded in the same period of 2025, improvement in operating cash flows, historical debt renewals and refinancing activities, continuing financial support from Haimei Wu, the non-demand confirmation from Betters Medical Investment Holdings Limited, and expected profitability drivers, management concluded that there was no substantial doubt about the our ability to continue as a going concern within one year after the issuance date of the financial statements.

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, useful lives of property and equipment, impairment of long-lived assets, allowance for credit losses, fair value of share-based compensation, the estimate of refunded liability, the classification of current and non-current accounts receivable, realizability of deferred tax assets, inventory allowance, and prepayment for R&D. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are principally conducted through the PRC subsidiaries where the local currency is the functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the Federal Reserve at the end of the period. The statement of operations accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $1.4 million and $0.3 million as of December 31, 2025 and June 30, 2026, respectively. The balance sheet amounts, with the exception of shareholders’ equity as of December 31, 2025 and June 30, 2026 were translated at RMB 6.9931 and RMB 6.7851 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of operations accounts for the six months ended June 30, 2025 and 2026 were RMB7.2526 and RMB 6.8624 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and restricted cash

Cash include cash in bank placed with banks, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

As of June 30, 2026, the Company had total cash and restricted cash of $0.29 million (including $0.15 million of restricted cash). This $0.15 million restricted cash balance related to an investment deposit received by the Company from a potential investor during the fiscal year ended December 31, 2025. In the first half of 2026, as the parties were unable to reach a definitive agreement on the equity investment, the potential investor initiated legal proceedings against the Company seeking the return of the investment deposit. In July 2026, the Company fully repaid the investment deposit, and the cash freeze was subsequently lifted effective July 2026.

As of December 31, 2025, the Company had cash of US$0.2 million and restricted cash of US$0.4 million. Due to an employee oversight in 2021, the Company failed to timely renew its manufacturing license, resulting in a two-month gap between license cancellation and receipt of a new license. In November 2024, the Company was assessed an administrative penalty totaling about $0.6 million, representing confiscation of sales revenue during the gap period plus fines. As a result, US$0.4 million of the Company’s cash was restricted as of December 31, 2025 due to the remaining unpaid penalty. The Company paid the full remaining penalty in January 2026, and the cash freeze was subsequently lifted effective January 2026.

Revenue recognition

Technology licensing business was developed and launched by the Company during the first half of fiscal year 2026 as a new business initiative. The Company entered into licensing agreements under which it licenses its intellectual property such as proprietary microwave ablation technology know‑how and source code to third parties in exchange for licensing revenue.

“Intellectual property” or “IP”, refers collectively to the licensed technology under the license agreements, including but not limited to: patents, technical know-how, product design and engineering drawings, operating manuals, and other core technical secrets.

In the six months ended June 30, 2025, the Company’s revenue is primarily derived from sales of medical devices. In the six months ended June 30, 2026, the Company’s revenue is primarily derived from sales of medical devices and technology licensing.

For the sales of medical devices, customers obtain control of goods when either the goods are delivered to the customer or picked up by the customer and such customer has accepted the goods. Revenue is thus recognized at the point in time when the customers have accepted the goods.

For the technology licensing transactions, control of the licensed technologies is transferred from the Company to the customers when the licensed technologies are delivered and have been accepted by the customers. Since the Company’s licensed technology is functional IP, revenue is thus recognized upon when the customer accepted and signed the List of Technical Deliverables.

Principal versus agent

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the Company is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified good or service before that good or service is transferred to a customer.

The Company is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party. In this case, the Company does not control the specified good or service provided by another party before that good or service is transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

The Company acts as a principal in the sales of medical devices to hospitals (i.e. directly or through deliverers) and distributors as the Company controls the medical devices before that they are transferred to customers, and accordingly recognizes the revenue which the Company expects to be entitled from the sales of goods to its end-customers.

The Company acts as a principal in the technology licensing transactions as the Company has control over the licensed technology before that they are transferred to customers, and accordingly recognizes the revenue which the Company expects to be entitled from licensing transactions with its end-customers.

Revenue from technology licensing transactions

Technology licensing transactions developed and launched by the Company during the first half of fiscal year 2026. The Company owns and maintains full intellectual property rights in its microwave ablation equipment and microwave ablation needles, including patents, technical know-how, product technical requirements, design documentation, software source code, and complete regulatory registration dossiers. These assets, which have received NMPA Class III medical device certification in the PRC, represent a mature and clinically validated technology platform with demonstrated safety and efficacy in the minimally invasive treatment of tumors, including thyroid nodules, liver cancer, lung cancer, and breast lumps. Under the agreements with customers, it grant each licensee right to use the licensed technology in specified territories outside the PRC (including Europe, Brazil, the UK, or other defined regions), in exchange for consideration of licensing fees. The Company have granted 365-day credit terms to the licensees. The license is granted on an annual basis.

The Company acts as a principal in the technology licensing transactions. The Company obtains control of the intellectual property prior to licensing it to external customers. The Company bears primary performance responsibility to customers, bears performance and quality risks, and has independent pricing discretion.

The technology of the Company has already received NMPA Class III medical device registration certificates in China and is immediately ready for manufacturing and commercialization without further development, the Company’s core promise is to grant a license to use the existing intellectual property, indicating the license is “functional” and “complete” at the point of delivery.

Since the Company’s licensed technology has significant stand-alone functionality at inception, it is functional IP. In accordance with ASC 606-10-55-62, revenue is recognized at a point in time. Revenue is thus recognized upon when the customer accepted and signed the List of Technical Deliverables.

The Company presents the revenue generated from its technology licensing transactions on a gross basis as the Company is a principal.

Revenue from sales of medical devices

The Company sells medical devices though two channels, which is directly or through deliverers to hospitals, and through distributors to the end customers. Various sources of revenue of the Company is recognized on the following bases:

(1)	Revenue from sales to hospitals

The Company acts as a principal in the sales of medical devices to hospitals (i.e., directly or through deliverers) as the Company controls the medical devices before they are transferred to end-customers (i.e., hospitals).

The key indicators that demonstrate the Company’s control over the products include: (i) it is the Company’s responsibility to fulfill the promise of providing products to the hospitals through deliverers, in which the deliverers are just acting on the Company’s behalf. The deliverers bear no rights and obligations on the medical devices and the deliverers do not take any responsibility on the product damage before and after the products are delivered to the hospital’s designated premises and accepted by the hospital; (ii) the Company, instead of the deliverers, are subject to the inventory risk given that the deliverers are prohibited from delivering products to end-customers other than the designated hospitals (as designated through the authorization letter); and (iii) the selling prices of products are predetermined by the Company at tender price. The deliverers do not have pricing power and are only entitled to a specific service fee calculated as a fixed percentage of the relevant transaction of products which is a commission or fee basis. From the above indicators, the deliverers do not obtain control of the medical devices and thus the Company still retain control over the products before the products are delivered to the hospital’s designated premises and accepted by the hospital. Under such limitation, the deliverers do not act as the ‘principal’ in the sales through deliverer model and therefore the designated hospitals are not the ‘customer’ of the deliverer. In other words, the deliverers are instructed by the Company to transfer the medical devices to the designated hospital. As such, it is determined that the Company is the principal, and the deliverers are the agents. Since the Company remains the principal over the goods regardless of if the goods are delivered to the hospital directly by the Company or through the deliverers as agents, there is no significant difference between the two types of good delivery as to when risk or control is transferred to the customer and when revenue is recognized from sales to hospitals.

The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal.

(2)	Revenue from sales to distributors

The Company acts as a principal in the sales of medical devices to distributors as the Company controls the medical devices before they are transferred to distributors.

The revenue is recognized at a point in time when the Company satisfies its performance obligation by transferring the promised product to its customers, the distributors, upon acceptance. The performance obligation is considered to be met and revenue is recognized when distributors obtain control of the goods or when risks and rewards are transferred to distributors which bear all inventory risks and revenue is recognized when the goods are accepted by the distributor.

The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the six months ended June 30, 2025 and 2026.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. Customers are required to pay over an agreed-upon credit period.

Return rights

Some of the Company’s contract with customers from the sales of goods provides customers a right of return (a right to exchange for the same product or to be refund in cash due to faulty products). For the six months ended June 30, 2025 and 2026, there is no significant sales return.

Value-added taxes and surcharges

The Company presents revenue net of value-added taxes (“VAT”) and surcharges incurred. Surcharge are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. VAT and surcharges collected from customers, net of VAT paid for purchases, are recorded as a liability in the consolidated balance sheets until these are paid to the tax authorities.

Disaggregation of revenue

The Company disaggregates its revenue by major products and customers, as the Company believes it best depicts the amount of its revenue and cash flows. See Note 15 to the segment reports.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. The Company does not have contract assets for the periods presented.

Contract liabilities

The contract liabilities represent consideration that the Company has received but has not satisfied the related performance obligations. Contract liabilities primarily relate to the payments received for products selling of medical devices in advance of revenue recognition. The increase in contract liabilities compared with the prior year was primarily due to an increase in advance consideration received from customers, reflecting higher prepayments and deposits for orders to be fulfilled after the balance sheet date.

Substantially all of the Company’s medical device sales contracts have a duration of one year or less, and the majority of performance obligations under these contracts are satisfied within one year. With respect to the Company’s technology licensing contracts, although the overall contractual arrangements have a duration beyond one year, the license is granted on an annual basis, and revenue is recognized at a point in time when the licensee accepts and signs the technical deliverables. Accordingly, as of the balance sheet date, there are no material unsatisfied or partially unsatisfied performance obligations under these technology licensing contracts.

The Company’s contract liabilities amounted to $0.8 million and $2.4 million as of December 31, 2025 and June 30, 2026, respectively. The revenue expected to be recognized on the remaining performance obligations of these contracts as of June 30, 2026 will be $2.4 million in the following 12 months.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and potential common shares outstanding during the period. For the six months ended June 30, 2025 and 2026, there were no dilutive shares.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statement information about operating segments, on a basis consistent with Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”) that uses net income/loss as the measure of segment profit or loss to evaluate the performance of the segment and to make decisions regarding the allocation of resources. The Company has determined that it operates in one operating segment and assesses the performance of the Company as a whole. The Company considered that its revenue is derived from the sale of MWA and other medical devices and, commencing in the first half of 2026, technology licensing, all of which arise from the Company’s underlying medical device technologies and related intellectual property and are sold or licensed to a similar customer base within the medical device industry. The technology licensing arrangements are integrated with, and complementary to, the Company’s overall commercialization strategy and are not managed as a separate business. Although the Company’s revenue is derived from multiple geographic markets, the CODM does not manage the business on a geographic basis, does not allocate resources by geography, and does not assess performance using discrete geographic profit or loss information. The geographic location of a customer or licensee primarily reflects the location of the contracting entity or end market rather than a separate operating segment with distinct economics, or resource allocation. Therefore, the Company has one operating segment and one reportable segment in accordance with ASC 280, Segment Reporting.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently Adopted Accounting Pronouncements

In March 2024, the FASB issued ASU 2024 - 01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amendments in this Update improve the clarity of paragraph 718 - 10 - 15 - 3 and its application to profits interest or similar awards, primarily through the addition of an illustrative example that includes four fact patterns. This Accounting Standards Update is the final version of Proposed Accounting Standards Update 2023 - ED300 - Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest Awards, which has been deleted. All reporting entities that account for profits interest awards as compensation to employees or nonemployees in return for goods or services. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period. The Company adopted this guidance in at the beginning of 2026 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. All reporting entities that settle convertible debt instruments for which the conversion privileges were changed to induce conversion. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company adopted this guidance in at the beginning of 2026 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024 - 03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220 - 40): Disaggregation of Income Statement Expenses. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, for all public business entities. In January 2025, the FASB issued ASU 2025 - 01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220 - 40): Clarifying the Effective Date. The amendment in this Update amends the effective date of Update 2024 - 03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024 - 03 is permitted. The Company is currently evaluating ASU 2023 - 09 to determine the impact it may have on its consolidated financial statements disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	December 31, 2025	June 30, 2026
Accounts receivable	$47,285,393	$50,182,975
Less: allowance for credit losses	(4,756,474)	(5,812,699)
Accounts receivable, net	$42,528,919	$44,370,276

Accounts receivable, net are classified between current and non‑current portions based on management’s assessment of expected collection timing. In determining the classification, the Company engaged its business and sales teams to contact customers on an individual basis and analyze the expected collection timeline for each outstanding balance. The amount expected to be collected within one year from the balance sheet date is classified as current, while the amount expected to be collected beyond one year is classified as non‑current. This classification reflects management’s best estimate of the timing of future cash inflows based on customer‑specific communications, historical collection patterns, and current economic conditions.

The Company does not apply discounting to its accounts receivable, including the non‑current portion, primary due to the following factors: 1) there are no terms related to the varying prices depending on the timing of the payment terms on the contracts between the Company and customers; 2) the consideration for similar products is set at the same level regardless of the payment terms granted, such that the promised consideration approximates the cash selling price of the promised medical devices or licensed technologies; and 3) these receivables do not bear a stated interest rate and any discounting impact would be immaterial to the consolidated financial statements. The classification of receivables between current and non‑current is based on the expected timing of collection and does not change the measurement basis of the receivables, which remain recorded at the invoiced amount less allowance for expected credit losses.

The current and non-current classification of accounts receivable, net is set out below:

	As of
	December 31, 2025	June 30, 2026
Accounts receivable, net-current	$42,528,919	$30,681,684
Accounts receivable, net-non current	—	13,688,592
Accounts receivable, net	$42,528,919	$44,370,276

The Company’s accounts receivable primarily comprises balances due from distributors and direct customers arising from the sale of medical devices, as well as amounts due from technology licensees under licensing arrangements. The Company recorded a provision for current expected credit loss.

The movement of the allowance for credit losses is as follows:

	For the six months ended June 30,
	2025	2026
Balance at the beginning of the period	$(3,992,922)	$(4,756,474)
Additions charged to allowance for expected credit losses	(272,981)	(904,051)
Recovery of allowance for expected credit losses	272,981	—
Foreign currency translation adjustments	(75,393)	(152,174)
Balance at the end of the period	$(4,068,315)	$(5,812,699)

The aging of accounts receivable is calculated from the expiry date of the customer’s credit terms which is different with the aging accounts receivable based on the number of days. In the first half of 2026, The Company generally grants customers of sales of medical devices a credit period of 30 to 180 days, and in very exceptional circumstances (for example technology licensing transactions customers), the credit term for some individual customers may be granted up to 365 days. And the Company generally grant trade debtors a credit period of 30 to 180 days in the first half of 2025. If accounts receivable of a customer is not yet aged beyond the credit period, the aging of the receivable will be classified as not overdue in the following table.

The aging is calculated based on the expiry date of the original credit terms, not the extended payment date. If the credit period is subsequently extended, the receivable continues to age from the original due date and does not revert to a current status. For allowance for expected credit losses purposes, the aging classification and corresponding expected loss rates is determined based on the original contractual payment terms, irrespective of any payment extensions or deferrals granted to the customers.

An aging analysis of the Company’s accounts receivable calculated from the expiration date of the customer’s credit terms is as follows:

	As of
	December 31, 2025	June 30, 2026
Within one year	$27,346,103	$18,371,311
Including: Not Overdue	7,609,771	6,999,053
Over a year	19,939,290	31,811,664
	$47,285,393	$50,182,975

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default.

As of June 30, 2026, the Company had a short-term borrowing facility with China CITIC Bank Suzhou Branch, under which certain accounts receivable was collateralized as collateral. A valid collateral registration was completed in accordance with the relevant agreement. As of June 30, 2026, the carrying amount of accounts receivable collateralized under this arrangement was $8.4 million, and the outstanding borrowings secured by such collateral amounted to $3.7 million, with annual interest rates of either 3.00% or 2.70%, depending on the particular interest rate of such secured loan. For the six months ended June 30, 2026, the accrued interest on the loan was $33,676. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to China CITIC Bank Suzhou Branch. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of China CITIC Bank Suzhou Branch, which account China CITIC Bank Suzhou Branch is authorized to supervise. China CITIC Bank Suzhou Branch is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans.

As of December 31, 2025, the Company had a short-term borrowing facility with Bank of Hangzhou, under which certain accounts receivable was collateralized as collateral. A valid collateral registration was completed in accordance with the relevant agreement. As of December 31, 2025, the carrying amount of accounts receivable collateralized under this arrangement was $0.8 million, and the outstanding borrowings secured by such pledge amounted to $0.7 million, with annual interest rates of either 3.50%. For the year ended December 31, 2025, the accrued interest on the loan was $0.02 million. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to Bank of Hangzhou. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of Bank of Hangzhou, which account Bank of Hangzhou is authorized to supervise. Bank of Hangzhou is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans. The borrowing matured and was fully repaid in February 2026 according to the payment schedule.

As of December 31, 2025, the Company had a short-term borrowing facility with China CITIC Bank Suzhou Branch, under which certain accounts receivable was collateralized as collateral. A valid collateral registration was completed in accordance with the relevant agreement. As of December 31, 2025, the carrying amount of accounts receivable collateralized under this arrangement was $4.2 million, and the outstanding borrowings secured by such collateral amounted to $2.1 million, with annual interest rates of either 3.00% or 2.70%, depending on the particular interest rate of such secured loan. For the year ended December 31, 2025, the accrued interest on the loan was $675. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to China CITIC Bank Suzhou Branch. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of China CITIC Bank Suzhou Branch, which account China CITIC Bank Suzhou Branch is authorized to supervise. China CITIC Bank Suzhou Branch is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans. In 2026, these bank loans were repaid according to China CITIC Bank Suzhou Branch’s payment schedule.

NOTE 4 — PREPAYMENTS, NET

Prepayments consisted of the following:

	As of
	December 31, 2025	June 30, 2026
Prepayment for R&D	$11,799,310	$14,002,548
Prepayment for purchase of materials and others	3,863,436	4,143,513
Prepayment for purchase of property and equipment	1,393,678	1,392,340
Prepaid expense for others	606,259	944,184
Subtotal	17,662,683	20,482,585
Less: impairment loss	(4,204)	(4,334)
Subtotal, net	17,658,479	20,478,251
Less: Long term portion	(7,113,014)	(7,657,156)
Prepayments, net – current portion	$10,545,465	$12,821,095

Prepayments as of December 31, 2025 and June 30, 2026 were all made to third parties. The third-party R&D service provider issues a R&D progress report at the end of each period, and the Company recognizes the prepayment as R&D expenses based on the percentage of completion on the progress report, while the prepayment corresponding to uncompleted R&D is still recognized as prepayment.

Prepayments, net, long term portion primarily consist of advance payments made for the acquisition of property and equipment, as well as prepayments related to research and development projects with an expected duration of more than one year. Amounts associated with these R&D projects are classified as long-term when the related services or milestones are not expected to be realized within the next twelve months. These prepayments will be recorded at cost or recognized as expense or reclassified to the appropriate asset category when the related goods are received, services are performed, or the underlying assets are placed in service.

The balance of the prepayment - impairment loss is as follows:

	For the six months ended June 30,
	2025	2026
Balance at the beginning of the period	$(4,867)	$(4,204)
Additions charged to the impairment loss	—	—
Foreign currency translation adjustments	(92)	(130)
Balance at the end of the period	$(4,959)	$(4,334)

NOTE 5 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	December 31, 2025	June 30, 2026
Deposits received from potential investors	$143,000	$1,717,548
Accrued service fees	1,085,597	846,774
Accrual of PIPE dividend	253,750	355,250
Payable for short-term lease	93,211	332,907
Employee advances for service-related expenses	318,500	318,539
Staff reimbursement	91,664	91,674
Deposits-others	71,500	73,700
Others	64,363	41,389
Penalty payable*	466,469	—
Medical academic conference fees payable	156,248	—
Total	$2,744,302	$3,777,781

Penalty payable*: The Company failed to renew its previous manufacture license within the prescribed time period under relevant regulations due to employee oversight in 2021. As a result, there was a time gap of approximately two months between the cancellation of the expired license and the receipt of a new one. In November 2024, the Company was imposed a confiscation of our sales revenue during such period and an administrative penalty in an aggregate amount of $640,067. This penalty has been fully paid in the first half of 2026.

NOTE 6 — SHORT-TERM BANK LOANS

Short-term bank loans are working capital loans from banks in China. Short-term bank loans as of June 30, 2026 consisted of the following:

			Effective
		Guarantors/	Interest	Issuance	Expiration	Amount-	Amount-
Lender	Company	Collateral	Rate	Date	Date	RMB	US$
Bank of Communications	Nanjing Changcheng,	Baide Suzhou	2.80%	October 5, 2025	August 7, 2026	10,000,000	1,474,000
Bank of China Taicang Branch	Baide Suzhou	Nanjing Changcheng/Baide capital	3.00%	June 12, 2026	December 11, 2026	8,000,000	1,179,200
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.70%	December 29, 2025	September 29, 2026	5,000,000	737,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	3.00%	December 26, 2025	December 22, 2026	5,000,000	737,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.70%	January 19, 2026	December 31, 2026	10,000,000	1,474,000
Jiangsu Taicang Rural Commercial Bank Co., Ltd. Xinmao Sub-branch	Baide Suzhou	Nanjing Changcheng	2.71%	March 26, 2026	March 25, 2027	10,000,000	1,474,000
Industrial and Commercial Bank of China Limited Taicang Floating Bridge Branch	Baide Suzhou	Nanjing Changcheng	2.70%	March 26, 2026	March 24, 2027	4,000,000	589,600
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.70%	March 26, 2026	March 25, 2027	1,000,000	147,400
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng,	2.70%	March 23, 2026	March 22, 2027	6,000,000	884,400
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.70%	May 26, 2026	May 26, 2027	4,000,000	589,600
Bank of Communications Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.80%	May 22, 2026	November 20, 2026	10,000,000	1,474,000
Total						73,000,000	10,760,200

Short-term bank loans as of December 31, 2025 consisted of the following:

			Effective
		Guarantors/	Interest	Issuance	Expiration	Amount-	Amount-
Lender	Company	Collateral	Rate	Date	Date	RMB	US$
Bank of Communications	Nanjing Changcheng,	Baide Suzhou	2.80%	October 5, 2025	August 7, 2026	10,000,000	1,430,000
Bank of Hangzhou	Nanjing Changcheng,	Baide Suzhou	3.50%	February 26, 2025	February 25, 2026	5,000,000	715,000
Bank of China Taicang Branch	Baide Suzhou	Baihui	3.00%	December 15, 2025	June 14, 2026	8,000,000	1,144,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng/Baide capital	3.00%	December 26, 2025	March 24, 2026	5,000,000	715,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.70%	December 29, 2025	September 29, 2026	5,000,000	715,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	3.00%	December 26, 2025	December 22, 2026	5,000,000	715,000
Nanjing Bank Jiangning Branch	Baide Suzhou	Nanjing Changcheng	3.60%	February 7, 2025	February 5, 2026	4,950,000	707,850
Industrial and Commercial Bank of China	Baide Suzhou	Nanjing Changcheng	3.01%	March 18, 2025	March 13, 2026	10,000,000	1,430,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	3.50%	March 24, 2025	March 24, 2026	6,000,000	858,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng,	3.50%	May 14, 2025	May 14, 2026	4,000,000	572,000
Bank of Communications Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.80%	May 22, 2025	May 20, 2026	10,000,000	1,430,000
Total						72,950,000	10,431,850

Interest expense was $144,678 and $172,267 for the six months ended June 30, 2025 and 2026, respectively.

NOTE 7 — LONG-TERM LOAN

Long-term loan consisted of the following:

	As of
	December 31, 2025	June 30, 2026
Financial liabilities	$2,009,440	$977,320
Less: current portions	(1,907,736)	(977,320)
Long-term Financial liabilities	101,704	—
Long-term Bank borrowings	6,713,850	6,618,260
Less: Long-term Bank borrowings – current portions	(729,300)	(2,343,660)
Total long-term loan	$6,086,254	$4,274,600

In September 2023, Nanjing Changcheng entered into a sale and leaseback agreements of $3.0 million, with an unrelated third party for medical equipment. Nanjing Changcheng had acquired the control of the corresponding assets before entering into the sale and leaseback agreement, and at the end of the lease term, Nanjing Changcheng may exercise its contractual rights to purchase the leased equipment, renew the lease or return the leased equipment. If Nanjing Changcheng chooses to purchase the leased objects, the purchase price is $14.7. As of the expiry date of the lease, some of the assets still have a useful life of several years, and the purchase price of $14.7 is much below the fair value. Therefore, under ASC 842-40, the transfer of the equipment was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the equipment from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Nanjing Changcheng is obligated to make consecutive quarterly payments of approximately $0.3 million, commencing in December 2023. As of June 30, 2026, the outstanding balance under the sale and leaseback agreements of Nanjing Changcheng was $0.3 million. The agreements will mature in September 2026, with a purchase price of $14.7 on the last repayment date.

In January, 2025, Baide Suzhou entered into a sale and leaseback agreement of $2.2 million, with an unrelated third party for medical equipment. Baide Suzhou had acquired the control of the corresponding assets before entering into the sale and leaseback agreement, and at the end of the lease term, Baide Suzhou may exercise its contractual rights to purchase the leased equipment, renew the lease or return the leased equipment. If Baide Suzhou chooses to purchase the leased objects, the purchase price is $14.7. As of the expiry date of the lease, some of the assets still have a useful life of several years, and the purchase price of $14.7 is much below the fair value. Therefore, under ASC 842-40, the transfer of the equipment was determined to be a failed sale. In accordance with ASC 842- 40, the Company did not derecognize the equipment from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Baide Suzhou is obligated to make consecutive monthly payments of approximately $0.1 million, commencing in February 2025. As of June 30, 2026, the outstanding balance under the sale and leaseback agreements was $0.7 million. The agreements will mature in January 2027, with a purchase price of $14.7 on the last repayment date.

Long-term bank loans as of June 30, 2026 consisted of the following:

		Guarantors/	Effective	Issuance	Expiration	Amount-
Lender	Company	Collateral	Interest Rate	Date	Date	RMB	Amount-US$
Bank of China	Baide Suzhou	Nanjing Changcheng/ Baide capital	3.10%	December 18, 2024	December 17, 2027	17,000,000	2,505,800
Bank of China	Nanjing Changcheng	Baide Suzhou	2.80%	June 12, 2025	June 11, 2027	9,900,000	1,459,260
SPD Bank	Baide Suzhou	N/A	2.90%	March 31, 2025	March 30 ,2028	9,000,000	1,326,600
SPD Bank	Baide Suzhou	N/A	2.90%	April 14, 2025	March 30 ,2028	9,000,000	1,326,600

Future loan payments under long-term loan as of June 30, 2026 were as follows:

Years ending December 31,
2026 Financial liabilities payment	893,765
2027 Financial liabilities payment	105,137
Total Financial liabilities payments	$998,902
Less: Financial liabilities imputed interest	(21,582)
Total Financial liabilities	$977,320
Less: Financial liabilities - long term portions	—
Financial liabilities payment – current portions	$977,320
2026 Long-term Bank borrowings repayment	$449,570
2027 Long-term Bank borrowings repayment	5,136,890
2028 Long-term Bank borrowings repayment	1,031,800
Total Long-term Bank borrowings	$6,618,260
Less: Long-term Bank borrowings - long term portions	(4,274,600)
Long-term Bank borrowings – current portions	$2,343,660

Interest expense of long-term loan was $190,011and $162,422 for the six months ended June 30, 2025 and 2026, respectively.

NOTE 8 — LEASE

The Company’s leasing activities primarily consist of operating leases for offices. The Company adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2025, and June 30, 2026, the Company recorded right-of-use assets of approximately $0.2 million and $0.2 million and lease liabilities of approximately $0.1 million and $0.2 million, respectively, for operating leases as a lessee. Supplemental cash flow information related to operating leases was as follows:

	For the six months ended June 30,
	2025	2026
Cash payments for operating leases	$211,122	$65,461
Right-of-use assets obtained in exchange for operating lease liabilities	—	109,064

Future lease payments under operating leases as of June 30, 2026 were as follows:

Operating
leases
2026	86,808
2027	90,474
2028	24,500
Total future lease payments	$201,782
Less: imputed interest	(12,633)
Total lease liabilities	$189,149
Less: Long term portions	47,256
Lease liabilities – current portions	$141,893

The weighted-average remaining lease term was 1.67 years and 1.60 years as of December 31, 2025 and June 30, 2026, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2025 and June 30, 2026 was 6.00% and 7.06%, respectively.

Operating lease expenses for the six months ended June 30, 2025 and 2026 was $0.2 million and $0.2 million, respectively.

A summary of lease cost recognized in the Company’s consolidated statements of operations and comprehensive income/(loss) is as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Operating leases cost excluding short-term rental expense	$222,877	$65,461
Short-term lease cost	17,684	176,603
Total	$240,561	$242,064

No lease contract was early terminated for the six months ended June 30, 2025 and 2026.

NOTE 9 — TAXES

Income tax

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gains. No Cayman Islands withholding tax is imposed upon payment of dividends by the Company to its shareholders.

British Virgin Islands

The Company is incorporated in the British Virgin Islands. Under the current laws of the BVI, an entity incorporated in the BVI are not subject to tax on income or capital gains.

United States

In the first half of 2026, the Company has three U.S. subsidiaries NewCo, Excelfin and Baird Medical LLC. NewCo is inactive holding company. Excelfin is holding company incurred loss in the first half of 2026. Baird Medical LLC’s business is to sell MWA medical devices and grant technology license to third parties and have income in the first half of 2026. The Company had considered the income tax impacts in its consolidated financial statements.

In the first half of 2025, the Company has three U.S. subsidiaries NewCo, Excelfin and Baird Medical LLC. NewCo is inactive holding company. Excelfin is holding company incurred loss in the first half of 2025. Baird Medical LLC’s business is to sell MWA medical devices and have income in the first half of 2025. The Company had considered the income tax impacts in its consolidated financial statements.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did have assessable profits that were derived in Hong Kong for the six months ended June 30, 2025 and 2026. The Company had considered the income tax impacts in its consolidated financial statements for the six months ended June 30, 2025 and 2026.

PRC

The Company’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates.

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, except for Nanjing Changcheng and Baide Suzhou who are registered as High and New-Tech enterprises according to the PRC tax regulations and entitled to a preferential tax rate of 15% for the six months ended June 30, 2025 and 2026.

For qualified Small Profit Enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%.

Certain subsidiaries of the Company have been qualified as “Small Profit Enterprises”. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million, approximately $437,165, of the assessable profit before tax is subject to the tax rate of 20%.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The components of the income tax provision are as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Current tax expense	$556,208	$706,180
Deferred tax expense/(benefit)	2,923	(145,433)
Income tax provision	$559,131	$560,747

The amount of income taxes paid net of refunds received disaggregated by jurisdiction for the six months ended June 30, 2025 and 2026 are as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
PRC	$632,467	$92,821
Hong Kong	—	—
United States	—	38,000
Cayman Islands	—	—
Total	$632,467	$130,821

(Loss) income before income taxes is attributable to the following geographic locations for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Cayman Islands	$(4,915,703)	$(1,331)
United States	(257,605)	209,234
Hong Kong	273,663	1,351,534
PRC	(5,900,351)	(985,191)
	$(10,799,996)	$574,246

Deferred tax assets and liabilities

The significant components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2026
	(Audited)	(Unaudited)
Deferred tax assets:
Allowance for expected credit losses	$646,378	$743,288
Net operating loss carryforward	1,023,575	770,361
Lease liabilities	7,135	4,460
Total deferred tax assets	$1,677,088	$1,518,109
Less: Valuation allowance	(914,799)	(587,762)
Deferred tax assets, net	$762,289	$930,347
Deferred tax liabilities:
Right-of-use assets	8,758	6,500
Total deferred tax liabilities	$8,758	$6,500

The movement of valuation allowance for deferred tax assets for the six months periods presented is as follows:

	June 30, 2025	June 30, 2026
	(Unaudited)	(Unaudited)
Beginning balance	$(775,415)	$(914,799)
(Increase)/decrease in valuation allowance	(50,045)	355,184
Foreign exchange	932	(28,147)
Ending balance	$(824,528)	$(587,762)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered some subsidiaries of the Group’s history of losses and concluded that it is more likely than not that these subsidiaries will not generate future taxable income prior to the expiration of their net operating losses. As a result, management assessed a valuation allowance of $914,799 and $587,762 as of December 31, 2025 and June 30, 2026, respectively.

Tax Payables

The Company’s tax payables consist of the following:

	As of
	December 31, 2025	June 30, 2026
VAT tax payable	$217,514	$27,653
Income tax payable	462,575	1,080,233
Other tax payables*	2,418,321	2,386,569
Total tax payables	$3,098,410	$3,494,455

*As of both December 31, 2025 and June 30, 2026, the Company recorded approximately $2.4 million excise tax payable in other tax payables associated with redemptions.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026, the tax years ended December 31, 2020 through 2025 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The Company’s U.S. operations expose it to potential challenges by the Internal Revenue Service and state tax authorities in several areas, including the characterization of income, the deductibility of expenses, and the availability of tax credits or incentives. Tax authorities may challenge its positions, leading to additional tax liabilities. In respect of Hong Kong, the Company’s Hong Kong subsidiaries derived assessable profits and provided for Hong Kong profits tax for the years ended December 31, 2025 and 2024. Under the relevant Hong Kong tax regulations, the Inland Revenue Department is entitled to raise additional assessments for up to six years from the end of the relevant year of assessment, which gives rise to potential exposures relating to uncertain tax positions. As of December 31, 2025 and June 30, 2026, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 10 — ORDINARY SHARES

The Company was incorporated as a private company under the laws of Cayman Island on June 16, 2023.

In the first half of 2026, (1) 1,229,381 ordinary shares issued under Baird Medical 2024 Equity Incentive Plan (see Note 11 for more information).

As of December 31, 2025, there were 500,000,000 ordinary shares authorized, 40,979,382 shares of ordinary shares issued and 30,752,370 shares outstanding. As of June 30, 2026, there were 500,000,000 ordinary shares authorized, 42,208,763 shares of ordinary shares issued and 32,002,370 shares outstanding.

NOTE 11 — STOCK-BASED COMPENSATION

(a) Description of s equity incentive plan

On September 26, 2024, the Company adopted the Baird Medical 2024 Equity Incentive Plan (“2024 Equity Incentive Plan” or “2024 Plan”), under which the Company will grant equity incentive awards to eligible employees, consultants and non-employee directors in order to attract, motivate and retain talented individuals. The initial aggregate number of Ordinary Shares that may be issued or used for reference purposes or with respect to which awards may be granted under the 2024 Equity Incentive Plan shall be equal to 10% of the issued and outstanding Ordinary Shares (on a fully diluted basis) as of immediately after the closing of the Business Combination. The total number of Ordinary Shares that will be reserved, and that may be issued, under the 2024 Equity Incentive Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2025, by a number of Ordinary Shares equal to three percent (3%) of the total outstanding Ordinary Shares on the last day of the prior calendar year. Notwithstanding the automatic annual increase set forth in the 2024 Equity Incentive Plan, the board of directors may act prior to January 1st of a given year to provide that there will be no such increase in the Ordinary Shares reserved for such year or that the increase in the Ordinary Shares reserved for such year will be a lesser number of Ordinary Shares than would otherwise occur pursuant to the stipulated percentage.

On March 10, 2026, the Company filed Form S-8. This Registration Statement is being filed by Baird Medical Investment Holdings Limited (the “Registrant”) to register additional Class A ordinary shares issuable pursuant to its 2024 Equity Incentive Plan and consists of only those items required by General Instruction E to Form S-8. Pursuant to certain provisions of the 2024 Equity Incentive Plan (referred to as the “evergreen provisions”), the number of ordinary shares that are available for award grant purposes under the 2024 Equity Incentive Plan is automatically increased each year in accordance with a formula set forth in the 2024 Equity Incentive Plan. Based on the above, the additional securities registered hereby consist of 1,229,381 Class A ordinary shares that were automatically added to the 2024 Plan, effective January 1, 2026, pursuant to the 2024 Equity Incentive Plan’s evergreen provisions.

As of June 30, 2026, the Company has granted total of 5,813,745 restricted share units under the 2024 Equity Incentive Plan, and vested 5,813,745 restricted share units.

(b) Restricted shares activities

The following table sets forth the summary of all the restricted share activities under the 2024 Equity Incentive Plan:

Number of
shares
Restricted shares issued under 2024 Equity Incentive Plan In 2025	4,617,228
Restricted shares issued under 2024 Equity Incentive Plan In 2026	1,229,381
Total restricted shares issued under 2024 Equity Incentive Plan	5,846,609
Total restricted shares granted in 2025	(4,563,745)
Total restricted shares granted in 2026	(1,250,000)
Total restricted shares granted under 2024 Equity Incentive Plan	(5,813,745)
Reserved for further issuance under 2024 Equity Incentive Plan	32,864

The following table sets forth the summary of restricted share activities under the 2024 Equity Incentive Plan for the six months ended June 30, 2026:

		Weighted-Average
	Number of Restricted	Grant Date Fair
	Shares Granted	Value (US$)
Unvested as of January 1, 2026	—	—
Awarded	1,250,000	1.9080
Including:
Awarded to employees	800,000	1.2616
Awarded to non-employee consultants	450,000	0.6464
Vested	(1,250,000)	(1.9080)
Outstanding at June 30, 2026	—	—

The following table sets forth the summary of restricted share activities under the 2024 Equity Incentive Plan for the six months ended June 30, 2025:

		Weighted-Average
	Number of Restricted	Grant Date Fair
	Shares Granted	Value (US$)
Unvested as of January 1, 2025	—	—
Awarded	363,745	5.8690
Including:
Awarded to employees	323,745	5.4313
Awarded to non-employee consultants	40,000	0.4377
Vested	(363,745)	(5.8690)
Outstanding at June 30, 2025	—	—

There were no restricted share activities to third-party companies for the six months ended June 30, 2026. The following table sets forth the summary of restricted share activities to third-party companies for the six months ended June 30, 2025:

		Weighted-Average
	Number of Restricted	Grant Date Fair
	Shares Granted	Value (US$)
Unvested as of January 1, 2025	—	—
Awarded	633,529	6.6200
Including:
Awarded to Grand Fortune Capital (H.K.) Company Limited	583,529	6.0975
Awarded to J.V.B. Financial Group, LLC	50,000	0.5225
Vested	(633,529)	(6.6200)
Outstanding at June 30, 2025	—	—

The weighted average grant date fair value of restricted shares activities under the 2024 Equity Incentive Plan for the six months ended June 30, 2025 and 2026 was calculated on an aggregate basis across all awards, rather than separately by employee and non-employee classification, as the terms, vesting conditions, and valuation assumptions applicable to these awards are substantially consistent. Accordingly, separate weighted average calculations by participant classification would not provide materially different or more meaningful information.

The weighted average grant date fair value of restricted shares activities to third-party companies for the six months ended June 30, 2025 was calculated on an aggregate basis across all awards, rather than separately by Grand Fortune Capital (H.K.) Company Limited and J.V.B. Financial Group, LLC.

For the six months ended June 30, 2026 and 2025, total Stock-based compensation expenses recognized by the Company and the Group for restricted shares granted were US$2.4 million and $6.3 million, respectively. There was no unrecognized share-based compensation expense as of December 31, 2025 and June 30, 2026.

NOTE 12 —LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Numerator:
Net (loss)/ income attributable to Baird Medical Investment Holdings Limited’s shareholders	$(11,293,895)	$35,405
Dividend to preferred shares	(101,500)	(101,500)
Net loss attributable to the Company’s ordinary shareholders - basic	(11,395,395)	(66,095)
Dilutive factors	—	—
Net loss attributable to the Company’s ordinary shareholders - diluted	(11,395,395)	(66,095)
Denominator:
Weighted average number of shares – basic	26,402,382	31,330,271
Effects of dilutive securities	—	—
Weighted average number of shares – diluted	26,402,382	31,330,271
Net loss per share, basic	$(0.43)	$(0.002)
Net loss per share, diluted	$(0.43)	$(0.002)

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method.

Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share. For the six months ended June 30, 2025 and 2026, the computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of the Company’s preferred shares that would have an anti-dilutive effect (i.e. a decrease in loss per share amounts) on net loss per share. 8,823,529 earnout shares and 1,350,000 earnout shares are earnout arrangements that are subject to the contingently issuable shares guidance in ASC 260-10-45. They were excluded from the computation of earnings per share because they are included in the denominator in computing earnings per share only when the contingency has been met and there is no longer a circumstance in which those shares would not be issued in accordance with ASC260. 11,500,000 units of public warrants were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the six months ended June 30, 2025 and 2026.

NOTE 13 — RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had balances with the Company as of December 31, 2025 and June 30, 2026 consisted of:

(a)	Related party balances

	As of
	December 31, 2025	June 30, 2026
	(Audited)	(Unaudited)
Due from related parties:
Betters Medical Investment Holdings Limited	2,987	2,942
Total	$2,987	$2,942
Due to related parties:
Quan Qiu	$149,860	149,860
Betters Medical Investment Holdings Limited (1)	$4,738,429	$3,390,997
Total	$4,888,289	$3,540,857
(1)	Betters Medical Investment Holdings Limited is a related party of the Company under common control. The nature of the balance is mainly the listing expenses paid by Betters Medical Investment Holdings Limited on behalf of the Company.
(b)Related parties’ transactions:

The following table set forth the amount of related party transactions as of the date indicated.

		For the six months ended June 30,
		2025	2026
Name of Related Party	Nature	(Unaudited)	(Unaudited)
Betters Medical Investment Holdings Limited	Proceeds of Interest-free advances for operation from a related party	$678,431	$179,201
Betters Medical Investment Holdings Limited	Repayment of Interest-free advances for operation to a related party	(117,905)	(1,659,767)
Betters Medical Investment Holdings Limited	Interest-free advances for listing expenses	159,158	—
Total		$719,684	$(1,480,566)

NOTE 14 — COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s contractual obligations as of June 30, 2026.

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years
Short-term bank loans	$10,760,200	$10,760,200	$—
Lease payment	201,782	147,882	53,900
Long term loan	7,595,580	3,320,980	4,274,600
Total	$18,557,562	$14,229,062	$4,328,500

Other than as shown above, the Company did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026. In the ordinary course of the business, the Company is subject to periodic legal or administrative proceedings. As of June 30, 2026, the Company is not a party to any legal or administrative proceedings which will have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

NOTE 15 — SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The following table presents the Company’s revenue disaggregated by geographic region based on the location of customers for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
	US$	US$
PRC	$6,658,425	$3,260,851
Hong Kong	1,180,158	3,957,920
United States	120,911	2,673,855
Others	—	22,781
Total	7,959,494	9,915,407

The following table presents the summary information for the only one reporting segment:

	For the six months ended June 30,
	2025	2026
	US$	US$
Revenues	$7,959,494	$9,915,407
Cost of revenues	(1,424,240)	(1,291,612)
Gross profit	6,535,254	8,623,795
Operating expenses:
Selling and marketing expenses	(1,127,725)	(2,984,101)
General and administrative expenses	(8,677,640)	(3,400,975)
Research and development expenses	(7,180,293)	(1,391,913)
Total operating expenses	(16,985,658)	(7,776,989)
Income from operations	(10,450,404)	846,806
Interest expense	(358,215)	(334,689)
Interest income	762	23,417
Subsidy income	56,968	8,941
Other expenses, net	(49,107)	29,771
Loss/income before income tax	(10,799,996)	574,246

The Company has disclosed the type of revenue by type of customers as follows.

	For the six months ended June 30,
	2025	2026
Technology licensees	$—	$4,800,000
Distributors	5,306,016	4,541,886
Direct customers (1)	2,653,478	573,521
Total	$7,959,494	$9,915,407
(1)	Revenue from direct customers include revenue to hospitals (i.e. directly or through deliverers).

Timing of revenue recognition

	For the years ended
	For the six months ended June 30,
	2025	2026
At a point of time	$7,959,494	$9,915,407

Furthermore, the Company has disclosed revenue by major product type as follows:

	For the six months ended June 30,
	2025	2026
MWA devices	$7,958,761	$4,951,037
– MWA needles	6,539,540	3,749,741
– MWA therapeutic apparatus	1,419,221	1,201,296
Others (Note*)	733	4,964,370
Total	$7,959,494	$9,915,407

Note*: For the six months ended June 30, 2026, the Company recognized “Others” revenue of $4,964,370, which primarily consisted of $4,800,000 in technology licensing revenue. This technology licensing represents a new business initiative that the Company developed and launched during the period. Under these arrangements, the Company grants exclusive licenses to its proprietary microwave ablation technology to external third-party licensees, with revenue recognized upon delivery and acceptance of the licensed technology.

NOTE 16 — CONCENTRATIONS OF RISKS

Foreign exchange risk

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Company’s cash and other current assets and liabilities denominated in US$ or HK$ subject the Company to risks associated with changes in the exchange rate of RMB against US$ or HK$ and may affect the Company’s results of operations going forward.

Credit and concentration risk

The Company’s credit risk arises from cash and cash equivalents, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount due to credit risk.

The Company expects that there is no significant credit risk associated with the cash and cash equivalents which are held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Company has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable is typically unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them. The Company generally grants trade debtors a credit period of 30 to 180 days, and in very exceptional circumstances, the credit term for some individual customers may be extended up to 365 days. The policy for impairment on accounts receivable is based on the assessment of the recoverability of the accounts receivable. If trade debtors delay payment in part or at all, the Company’s cash flow and working capital may be adversely affected. Also, the Company may incur impairment loss which will adversely affect the financial position and results of operation.

Customer concentration risk

For the six months ended June 30, 2026, two customers accounted for 28.2% and 25.4% of the Company’s total revenue. For the six months ended June 30, 2025, two customers accounted for 14.8% and 12.3% of the Company’s total revenue. Other than that, no single customer comprises over 10% of revenue as for the six months ended June 30, 2026 and 2025, respectively.

Accounts receivable from deliverer group, subsidiaries of a listed company which is principally engaged in the distribution of medical devices and pharmaceutical products in the PRC, accounted for 26.0% and 24.0% of the total balance of the Company’s accounts receivable as of December 31, 2025 and June 30, 2026, respectively. Other than that, no single customer comprises over 10% of accounts receivable as of December 31, 2025 and June 30, 2026, respectively.

Vendor concentration risk

For six months ended June 30, 2026, two vendors accounted for 34.3% and 26.4% of the Company’s purchase of inventories and equipment. Accounts payable to above vendors was $0.5 million as of June 30, 2026.

For six months ended June 30, 2025, three vendors accounted for 26.6%, 19.4% and 16.7% of the Company’s purchase of inventories and equipment. Accounts payable to above vendors was $0.8 million as of June 30, 2025.

As of June 30, 2026, two vendors accounted for 32.4% and 11.9% of the total balance of accounts payable.

As of December 31, 2025, one vendor accounted for 54.1% of the total balance of accounts payable.

NOTE 17 — SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2026, through the date the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

In July 2026, Baird Medical LLC borrowed a loan, of which the lead lender was a Virginia limited liability company. The principal amount of loan was $525,000. The loan will increase current liabilities and increase interest expenses. This loan is scheduled to be fully repaid by January 26, 2027.

In September 2026, the Company is offering, through the prospectus supplement and the accompanying prospectus filed on September 24, 2026, (i) US$4,347,826 senior 8% original issue discount convertible promissory Note (the “Note”), (ii) ordinary shares, par value US$0.0001 per share, issuable from time to time upon conversion under the Note, and (iii) up to additional 110,070 ordinary shares as additional shares for the issuance of the Note. The Note carry an 8% original issue discount, and have a term of 12 months from the issuance date. No interest accrues during the term of the Note unless an event of default occurs, in which case interest will accrue at a rate of 15% per annum or, if less, the highest amount permitted by law. The Company received approximately US$4 million in financing proceeds on September 28, 2026.The Convertible Note has a term of 12 months from the issuance date and is therefore expected to be settled within one year. Accordingly, the Convertible Note will be classified as a current liability in the Company’s consolidated financial statements.

NOTE 18 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Share of profit/loss of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of December 31, 2025 and June 30, 2026, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of
	December 31, 2025	June 30, 2026
ASSETS
Amounts due from related parties	3,104	3,229
Investments in subsidiaries (Note a)	$31,364,527	$34,777,545
Total Assets	$31,367,631	$34,780,774
Shareholders’ Equity
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; 290,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026	29	29
Ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 40,979,382 shares issued,30,752,370 shares outstanding as of December 31, 2025; 42,208,763 shares issued, 32,002,370 shares outstanding as of June 30, 2026	$3,075	3,200
Additional paid-in capital	28,658,524	30,941,899
Retained earnings	4,077,897	4,113,302
Accumulated other comprehensive loss	(1,371,894)	(277,656)
Total Shareholders’ Equity	31,367,631	34,780,774
Total Liabilities and Shareholders’ Equity	$31,367,631	$34,780,774

Condensed statements of comprehensive income

	For the six months ended June 30,
	2025	2026
Share of (loss)/profit in subsidiaries, net (Note a)	$(11,293,895)	$35,405
(Loss)/income before income tax	(11,293,895)	35,405
Income tax provision	—	—
Net (loss)/income	(11,293,895)	35,405
Other comprehensive (loss) income
Foreign currency translation income	$893,939	$1,094,238
Comprehensive (loss)/income	$(10,399,956)	$1,129,643

Condensed statements of cash flows

	For the six months ended June 30,
	2025	2026
Cash flows from operating activities
Net (loss)/income	$(11,293,895)	$35,405
Adjustments to reconcile net income to net cash provided by operating activities:
Equity income/(loss) in subsidiaries	11,293,895	(35,405)
Net cash provided by operating activities	—	—
Cash at beginning of the period	$—	—
Cash at the end of the period	$—	$—

(a)	Basis of presentation

In the parent company only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted and as such, these parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.